Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-187074 and No. 333-215742) of YY Inc. of our report dated April 20, 2017, except with respect to our opinion on the consolidated financial statements insofar as it relates to the change in the composition of reportable segments and the classification of deferred taxes as described in Note 29 and Note 20 to the consolidated financial statements, as to which the date is August 14, 2017, relating to the financial statements and the effectiveness of internal control over financial reporting of YY Inc. which appears in this Form 6-K.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Guangzhou, the People's Republic of China
August 14, 2017